UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           PEAK INTERNATIONAL LIMITED
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   G69586108
                                   ---------
                                 (CUSIP Number)

                                  Guy W. Adams
                            GWA Capital Partners LLC
                         55 South Lake Avenue, Suite 720
                           Pasadena, California 91101
                                 (626) 486-0350
                         -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2005
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. G69586108                                          Page 2 of 12 Pages

1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  MOUND FUND, LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    a.  [ ]
                                                    b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of     7        Sole Voting Power
          Shares                     762,000
        Beneficially   8        Shared Voting Power
         Owned By                     0
           Each        9        Sole Dispositive Power
         Reporting                    762,000
          Person       10       Shared Dispositive Power
           With                       0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  762,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  6.1%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. G69586108                                          Page 3 of 12 Pages

1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  GWA CAPITAL PARTNERS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    a.  [ ]
                                                    b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of     7        Sole Voting Power
          Shares                      862,000
        Beneficially   8        Shared Voting Power
         Owned By                     0
           Each        9        Sole Dispositive Power
         Reporting                    862,000
          Person       10       Shared Dispositive Power
           With                       0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  862,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  6.9%

14       Type of Reporting Person (See Instructions)

                  IA;OO

                                  SCHEDULE 13D

CUSIP No. G69586108                                          Page 4 of 12 Pages

1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  GUY W. ADAMS

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    a.  [ ]
                                                    b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of     7        Sole Voting Power
          Shares                      862,000
        Beneficially   8        Shared Voting Power
         Owned By                     0
           Each        9        Sole Dispositive Power
         Reporting                    862,000
          Person       10       Shared Dispositive Power
           With                       0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  862,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  6.9%

14       Type of Reporting Person (See Instructions)

                  IN;HC

                                                             Page 5 of 12 Pages

         This Statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Peak International Limited, a Bermuda exempted company with limited liability (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of securities, as a result of which each of the Reporting Persons may be deemed to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is 38507 Cherry Street, Unit G, Newark, CA 94560.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Mound Fund, LP ("Mound");

                  ii) GWA Capital Partners LLC ("GWA Capital Partners"); and

                  iii) Mr. Guy W. Adams ("Mr. Adams").

         This Statement relates, in part, to securities held for the accounts of each of GWA Investments LLC, a Delaware limited liability company ("GWA Investments"), and GWA Master Fund, L.P., a Delaware limited partnership ("GWA Master Fund").

                                The Reporting Persons

         Mound is a Delaware limited partnership and has its principal office at 55 South Lake Avenue, Suite 720, Pasadena, California, 91101. The principal business of Mound is investment, primarily in publicly traded securities. The general partner of Mound is GWA Capital Partners.

         GWA Capital Partners is a Delaware limited liability company and has its principal office at 55 South Lake Avenue, Suite 720, Pasadena, California, 91101. The principal business of GWA Capital Partners is to serve as the general partner of Mound and GWA Master Fund and as the managing member of GWA Investments. In its capacity as the general partner of Mound and GWA Master Fund, and as the managing member of GWA Investments, GWA Capital Partners may be deemed the beneficial owner of the securities held for the account of Mound, GWA Master Fund and GWA Investments.

         Mr. Adams is a United States citizen and has his principal office at 55 South Lake Avenue, Suite 720, Pasadena, California, 91101. The principal business of Mr. Adams is to serve as the managing member of GWA Capital Partners. In his capacity as the managing member of GWA Capital Partners, Mr. Adams may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Mound, GWA Capital Investments and GWA Master Fund.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

                                                             Page 6 of 12 Pages

         In the Spring of 2001, Mr. Adams ran for election to the board of directors of Lone Star Steakhouse & Saloon, Inc. ("Lone Star"). In connection therewith, Lone Star filed suit against Mr. Adams in federal district court in Wichita, Kansas alleging that certain statements made by him in the related proxy materials were inaccurate and seeking an injunction to, among other things, enjoin Mr. Adams from voting any proxies in the election. The court found that the proxy materials did contain certain misrepresentations and issued an order requiring Mr. Adams to amend such proxy materials so as to (i) update the claimed estimate of the level of stockholder support for Mr. Adams' election and (ii) correct certain misstatements regarding Lone Star's employment contracts with its management. Mr. Adams was not, however, required to re-solicit proxies or to re-circulate proxy materials, nor was he prevented from voting previously obtained proxies in the election. Thereafter, Mr. Adams made the required corrective disclosures and was elected to the board of directors of Lone Star. Upon a motion to dismiss submitted by Lone Star, and opposed by Mr. Adams, the court ordered the dismissal of the action following Mr. Adams' election to the Lone Star board. As a result of the action by Lone Star in unilaterally dismissing the litigation, Mr. Adams did not have an opportunity to seek an appellate review of the district court's findings regarding the sufficiency of his proxy materials.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mound expended $1,948,430 of its working capital to purchase the securities reported herein as having been acquired. GWA Investments expended $87,150 of its working capital to purchase the securities reported herein as having been acquired. GWA Master Fund expended $203,350 of its working capital to purchase the securities reported herein as having been acquired.

         The securities held for the accounts of each of Mound, GWA Investments and GWA Master Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of the debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

         All of the securities reported herein as having been acquired were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention partially or entirely with respect to any and all matters referred to herein.

         GWA Capital Partners is considering a plan to effect a change in the management of the Issuer by seeking to replace a majority of its Board of Directors. The goal of such change is to bring about corporate actions that GWA Capital Partners believes will serve to increase stockholder value. If such plan is initiated and is successful, GWA Capital Partners would expect that the newly constituted Board of Directors would evaluate ways to enhance and maximize stockholder value through evaluation of such actions or transactions as the Board would deem appropriate.

                                                             Page 7 of 12 Pages

         GWA Capital Partners has agreed in principle to purchase a call right for $1.00 which grants the holder thereof the right to require all of the equity holders of ePak Holdings Limited, a Hong Kong limited liability company ("ePak"), to exchange their equity interests in ePak for Shares based upon an exchange ratio based upon the formula Y=40X/60, where X will be equal to the sum of the number of Shares issued and outstanding per the Issuer's then most recent Securities and Exchange Commission regulatory filing on the date the call right is issued plus all of the exercisable in-the-money options on the date the call right is issued, and Y is the number of Shares to be issued to be the equity holders of ePak. As contemplated, the call right will be exercisable if, among other things, a majority of the Board of Directors of the Issuer is replaced, the Issuer's Board of Directors and stockholders approve a merger (or similar business combination) between ePak and the Issuer, all necessary legal and regulatory approvals have been received, and no condition constituting a material adverse change has occurred, which conditions will be specified in the definitive call right agreement. The call right will be transferable by GWA Capital Partners to the Issuer or one of the Issuer's wholly owned subsidiaries if the majority of the Issuer's Board of Directors is replaced. The consideration for such transfer will be $1.00 plus reimbursement for all of the expenses incurred by GWA Capital Partners in connection with its efforts to replace the current Board of Directors of the Issuer and effect a merger between ePak and the Issuer. The call right will be terminable by ePak in the event of a material adverse change that is not cured within 45 days. During the term of the call right, none of e-Pak, its members of its Board of Directors or management or its equity holders will be permitted to solicit or enter into any discussions or agreements concerning the sale or combination of e-Pak's equity securities. In addition to the foregoing terms and conditions, the definitive call right agreement will contain customary representations, warranties, covenants and indemnities of ePak and its equity holders. Concurrently with the execution of the definitive call right agreement, all of ePak outstanding equity securities would be placed in escrow with an escrow agent in the United States pursuant to an escrow agreement between ePak and GWA Capital Partners.

         No assurances can be given (i) that GWA Capital Partners will be successful in replacing a majority or more of the Issuer's Board of Directors, or (ii) that any proposal that may be made by GWA Capital Partners with respect to any such stock for stock merger or other similar business combination or to transfer the above described call right to the Issuer or any of the Issuer's subsidiaries will be approved by the Board of Directors, or (iii) that any proposed stock for stock merger or other similar business combination will be approved by the stockholders of the Issuer; or (iv) that any proposed stock for stock merger or similar other similar business combination that might be approved by the stockholders of the Issuer will in fact be consummated. Among other things, any such transaction will be subject to the exercise by the then members of the Board of Directors of the Issuer of their fiduciary duties as directors of the Issuer.

         In connection with its sale of the call right, ePak will grant GWA Capital Partners an irrevocable option to purchase up to 4,000,000 fully paid and non-assessable ordinary shares of ePak at an exercise price of $1.00 per share. The ability to exercise the option will be conditioned on the approval by the Issuer's Board of Directors and stockholders of a merger (or similar business combination) between ePak and the Issuer.

Item 5.  Interest in Securities of the Issuer.

         The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

                                                             Page 8 of 12 Pages

         According to information filed by the Issuer with the Securities and Exchange Commission in its most recent definitive proxy statement on Schedule 14A, the number of Shares outstanding was 12,420,388 as of the close of business on September 1, 2005.

                  (a)  (i)    Mound may be deemed to be the beneficial owner of
762,000 Shares, or 6.1% of the Shares outstanding.

                       (ii) GWA Capital Partners may be deemed to be the beneficial owner of 862,000 Shares, or 6.9% of the Shares outstanding.

                       (iii) Mr. Adams may be deemed to be the beneficial owner of 862,000 Shares, or 6.9% of the Shares outstanding.

                  (b)  (i)    Mound may be deemed to have sole power to direct
the voting and disposition of 762,000 Shares.

                       (ii) GWA Capital Partners may be deemed to have sole power to direct the voting and disposition of 862,000 Shares held for the accounts of Mound and GWA Master Fund, with respect to which GWA Capital Partners serves as general partner, and GWA Investments, with respect to which GWA Capital Partners serves as managing member.

                       (iii) Mr. Adams, in his capacity as managing member of GWA Capital Partners, may be deemed to have sole power to direct the voting and disposition of 862,000 Shares held for the accounts of Mound and GWA Master Fund, with respect to which GWA Capital Partners serves as general partner, and GWA Investments, with respect to which GWA Capital Partners serves as managing member.

                  (c) Except as set forth in Annex A hereto, there have been no transactions effected with respect to the Shares by any of the Reporting Persons.

                  (d)  None.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                             Page 9 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    September 30, 2005                      MOUND FUND, LP

                                                 By: GWA Capital Partners, LLC,
                                                     Its General Partner


                                                 By: /s/ Guy W. Adams
                                                     --------------------------
                                                     Name:  Guy W. Adams
                                                     Title: Managing Member

Date:    September 30, 2005                      GWA CAPITAL PARTNERS LLC


                                                 By: /s/ Guy W. Adams
                                                     --------------------------
                                                     Name:  Guy W. Adams
                                                     Title: Managing Member

Date:    September 30, 2005                      GUY W. ADAMS


                                                 /s/ Guy W. Adams
                                                 ------------------------------

                                                            Page 10 of 12 Pages

                                     ANNEX A

                        TRANSACTIONS IN THE SECURITIES OF
                           PEAK INTERNATIONAL LIMITED

                           Date of                  Nature of            Number of
For the Account of       Transaction               Transaction           Securities       Price per Share
------------------       -----------               -----------           -----------      ---------------
Mound Fund, LP         September 20, 2005      Open Market Purchase     600,000 Shares         $2.51
---------------------------------------------------------------------------------------------------------
Mound Fund, LP         September 21, 2005      Open Market Purchase      51,800 Shares         $2.62
---------------------------------------------------------------------------------------------------------
Mound Fund, LP         September 26, 2005      Open Market Purchase      50,000 Shares         $2.67
---------------------------------------------------------------------------------------------------------
Mound Fund, LP         September 27, 2005      Open Market Purchase       7,100 Shares         $2.72
---------------------------------------------------------------------------------------------------------
Mound Fund, LP         September 28, 2005      Open Market Purchase      34,300 Shares         $2.84
---------------------------------------------------------------------------------------------------------
Mound Fund, LP         September 29, 2005      Open Market Purchase      18,800 Shares         $3.00
---------------------------------------------------------------------------------------------------------
GWA Investments LLC    August 19, 2005         Open Market Purchase      15,000 Shares         $3.03
---------------------------------------------------------------------------------------------------------
GWA Investments LLC    August 31, 2005         Open Market Purchase      15,000 Shares         $2.78
---------------------------------------------------------------------------------------------------------
GWA Master Fund, L.P.  August 19, 2005         Open Market Purchase      35,000 Shares         $3.03
---------------------------------------------------------------------------------------------------------
GWA Master Fund, L.P.  August 31, 2005         Open Market Purchase      35,000 Shares         $2.78
---------------------------------------------------------------------------------------------------------

                                                            Page 11 of 12 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.  Joint Filing Agreement, dated as of September 30, 2005, by             12
    and among Mound Fund, LP, GWA Capital Partners LLC and Mr.
    Guy W. Adams

                                                            Page 12 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Peak International Limited, dated as of September 30, 2005, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    September 30, 2005                      MOUND FUND, LP

                                                 By: GWA Capital Partners, LLC,
                                                     Its General Partner


                                                 By: /s/ Guy W. Adams
                                                     --------------------------
                                                     Name:  Guy W. Adams
                                                     Title: Managing Member

Date:    September 30, 2005                      GWA CAPITAL PARTNERS LLC


                                                 By: /s/ Guy W. Adams
                                                     --------------------------
                                                     Name:  Guy W. Adams
                                                     Title: Managing Member

Date:    September 30, 2005                      GUY W. ADAMS


                                                 /s/ Guy W. Adams
                                                 ------------------------------